INVEST IN **ORIENTAL SNATCH**

A movie about the outrageous true story of D.B. Cooper


FROM THE CO-CREATOR OF HUNDREDS OF BEAVERS
ORIENTAL SNATCH
THE TRUE STORY OF D.B. COOPER

orientalsnatch.com Milwaukee, WI

Entertainment Film

Highlights

1. Led by the co-creator & star of Hundreds of Beavers, which has grossed over $1.3M on a $150k budget
2. Films featured in The New York Times, LA Times, AP, Variety, NPR, The Guardian, Empire, IndieWire
3. ORIENTAL SNATCH checks all the boxes: Action! Comedy! Horror! Romance! The 70s! Smoking! Booze!
4. Rotten Tomatoes // Letterboxd: HUNDREDS OF BEAVERS — 97% // 4.1 LAKE MICHIGAN MONSTER — 90% // 3.5

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Team



Ryland Brickson Cole Tews Lead Actor / Writer / Producer

Co-Creator and Star of HUNDREDS OF BEAVERS and LAKE MICHIGAN MONSTER "A physical comedian of rare precision, giving a performance as vivid and fearless as the best of Jim Carrey and Bruce Campbell." ~RogerEbert.com on Ryland Brickson Cole Tews



Chris Tex Director

Award-winning writer / director of narrative films (featured at Sitges & Fantasia), television shows, national commercials, and graphic novels. Tex is known for his flair for the action-packed and fantastic.



Jessica Freytag Lead Actress

Brazilian actress with over 15 years of professional experience. Most recently the lead in the film festival darling, THE WIND PRINCESS, which has garnered over 4 million views on YouTube and opened for THE BOY AND THE HERON at its Brazilian Premiere.



Quinn Hester Director of Photography



Award-winning cinematographer with over 15 years of professional experience. Work includes HUNDREDS OF BEAVERS (Sitges), GALLAGHER (DOC NYC), A DISTURBANCE IN THE FORCE (SXSW), MAKING A MURDERER (Netflix), and THE JEFFREY DAHMER FILES (SXSW).



Jon Truei   Fight Choreographer

Fight director with several years of martial arts and action choreography experience for the big screen. Most notably, his work can be seen in HUNDREDS OF BEAVERS and the award-winning short, THE 44th CHAMBER OF SHAOLIN.



Bobb Barito   Sound Designer & Mixer

Emmy-nominated television work featured on Nickelodeon, NBC, Amazon, and Netflix. His film work has been displayed at Sundance, Berlinale, Slamdance, Tribeca, and SXSW. In 2023, he sound designed the Academy Award-nominated short, STRANGER AT THE GATE.

D.B. Cooper — Action! Horror! Romance! The outrageous true story finally comes to the big screen

THE FINAL FILM from Ryland Brickson Cole Tews — CO-CREATOR and STAR of last year's instant international cult classic — **HUNDREDS OF BEAVERS.**



Now, in his third and final film, Tews and his team embark on their greatest adventure yet — **ORIENTAL SNATCH.**




FROM THE CO-CREATOR OF HUNDREDS OF BEAVERS
ORIENTAL SNATCH
THE TRUE STORY OF D.B. COOPER

Concept Poster by Kyle V. James

SNATCH tells the real life tale of the enigmatic air pirate, “D.B. Cooper”, and his infamous 1971 plane heist — the only unsolved plane hijacking in US history.


SYNOPSIS
A sexy, highly embellished retelling of the enigmatic air pirate, "D.B. Cooper", and his infamous 1971 plane heist. Who was he? Where did he go? What are these creatures? The complete, outrageous true story will finally be revealed.
GENRE:
Action / Adventure / Comedy
TONE:
Ominous and mysterious!
Fun and macabre! Horror! Romance!
Hong Kong-inspired action!
WORLD AESTHETIC:
Late 60s/early 70s art direction and costume design.

Despite widespread knowledge of its legend, the D.B. Cooper story has never properly been brought to the big screen. Until now!


LEAD CHARACTERS
D.B. COOPER
A sophisticated, suave, yet down-to-earth lounge lizard. A human weapon, a dangerous man of mystery, a helpless romantic. Cooper's man-with-the-plan aura is only matched by his ability to get injured.
VALENTINA
The fun, silly, alluring stewardess and love interest. A dissident of the harsh Brazilian dictatorship of the time, Valentina is an accomplished horseback rider and martial artist. A good-hearted woman who doesn't mind a bit of danger.
CAPTAIN BILL SMITH
Bombastic Australian pilot. An ill-tempered loose cannon whose pride supersedes safety and decorum. A bloody brawler who's more fit to hunting down Mad Max than flying a commercial aircraft. Hates D.B. Cooper.

There is an overwhelming demand for genre films (horror, fantasy, sci-fi, action) because we believe genre fans are the best in the world!


REFERENCES
James Bond
Eyes Wide Shut
Evil Dead 2
Jackie Chan



Shooting in beautiful Brazil with Sao Paulo's tremendous crew of technicians and stuntmen!



FILM AESTHETIC
Super 16mm color film to replicate the look and feel of the time.

FILM LOCATIONS
Tews and his team are known for getting the biggest bang for their buck. So in order to keep costs low and stretch the budget, the team plans to shoot much of the film in São Paulo, Brazil. There they will construct an airplane set from the ground up, staging the set and housing the film crew on a horse ranch.

Featuring a crew of creatives hellbent on delivering pure cinematic joy to the masses!

THE TEAM



WRITER / PRODUCER / LEAD (D.B. Cooper)

Ryland Brickson Cole Tews is a writer, director, producer and actor known for co-creating the multi-award-winning cult hits HUNDREDS OF BEAVERS and LAKE MICHIGAN MONSTER. His films have been seen by millions around the world and been featured in THE NEW YORK TIMES, LA TIMES, ASSOCIATED PRESS, VARIETY, NPR, THE GUARDIAN, EMPIRE and INDIEWIRE among others.

"A physical comedian of rare precision, giving a performance as vivid and fearless as the best of Jim Carrey and Bruce Campbell."

~RogerEbert.com



CO-STAR (Valentina)

Jessica Freytag is a Brazilian actress and with over 15 years of film and national commercial experience. Most recently she was the lead in the film festival darling, THE WIND PRINCESS (Sitges '23, Fantasia '23), which has garnered over 4 million views on YouTube and opened for Hayao Miyazaki's THE BOY AND THE HERON at its Brazilian premiere last winter.

THE TEAM



DIRECTOR

Chris Tex is an award-winning writer / director of narratives, commercials, and graphic novels, known for his flair for the action-packed and fantastic. He is also a partner of the São Paulo-based production company, Ritmo Visual Filmes, who will play an integral role in the production, staffing, and legal aspects of the film.



CINEMATOGRAPHER

Quinn Hester is an award-winning cinematographer with over 15 years of professional film and commercial experience. His work includes:

HUNDREDS OF BEAVERS (SITGES)
A DISTURBANCE IN THE FORCE (SXSW)
WE ARE NOT GHOULS (SXSW)
THE JEFFREY DAHMER FILES (SXSW)
MAKING A MURDERER (NETFLIX)
BON IVER: AUTUMN

THE TEAM



FIGHT CHOREOGRAPHER

Jon Truei is a fight director with several years of martial arts and action choreography experience for the big screen. Most notably, his work can be seen in HUNDREDS OF BEAVERS and the award-winning short, THE 44th CHAMBER OF SHAOLIN. Jon will help bring the film's Hong Kong-inspired action comedy to life.



SOUND DESIGNER & MIXER

Bobb Barito is an Emmy-nominated sound designer and mixer. His television work has been featured on Nickelodeon, NBC, Amazon, and Netflix, and his film work has been displayed at Sundance, Berlinale, Slamdance, Tribeca, and SXSW. In 2023, he sound designed the Academy Award-nominated short, STRANGER AT THE GATE. His most recent works, HUNDREDS OF BEAVERS and MOLLI AND MAX IN THE FUTURE, are among the highest rated films of 2024 on Rotten Tomatoes.

Our first two features have been met with overwhelming critical and commercial success and have earned us a built-in, diehard fanbase eager to support our next cinematic escapade!


PREVIOUS WORK FROM RYLAND BRICKSON COLE TEWS
HUNDREDS OF BEAVERS (2022)
(PRODUCER / CO-WRITER / LEAD ACTOR)
• Featured in countless publications including THE NEW YORK TIMES, LA TIMES, VARIETY, NPR, THE GUARDIAN, EMPIRE, and IndieWire.
• Box Office Success
• Screened at 60+ film festivals worldwide
• Investment paid back +10% to all investors within first six months after theatrical/VOD release. Investment royalties paid out quarterly.
• Fastest selling Blu-ray in VINEGAR SYNDROME history.
97% ON ROTTEN TOMATOES
Letterboxd
4.2/5 ON LETTERBOXD
(second highest rated film of 2024)
HUNDREDS OF BEAVERS
BLU-RAY AVAILABLE NOW!


LAKE MICHIGAN MONSTER
"BANNED IN FOUR LAKES!"
LAKE MICHIGAN MONSTER (2018)
(PRODUCER / WRITER / DIRECTOR / LEAD ACTOR)
• 90% on Rotten Tomatoes
• Dedicated cult following (The Most AMAZING Movie You've Never Heard Of)
• Distributed by Arrow Video, the world leader of genre film distribution
• Screened at 50+ film festivals worldwide
• Investment paid back to all investors within first six months after VOD/Blu-ray release. Investment royalties paid out bi-annually.
INQUIRIES:
Ryland Brickson Cole Tews, Producer
rylandtews@gmail.com
Gill Holland, Angel Investor
gillholland@gmail.com

Much like D.B. Cooper, this cinematic heist demands a fat sack of cash.

With your investment of $100 or more you are automatically signed up to make, if there is any profit, **130%** of your investment plus your **pro rata share** of the investors' profit (50%), if any. *Future returns not guaranteed.*

Tews slayed the Lake Michigan Monster, he eradicated Hundreds of Beavers, and now, for the final time, he must once again save the day from the purveyors of darkness.

Join us, oh solider of cinema!

INVESTMENT TIERS

$100 — *Special Thanks* in credits

$1,000 — *Special Thanks* in credits, 11″ x 17″ signed poster by the cast & crew

$10,000 — *Associate Producer* in credits, VIP at premiere + one additional festival, 27″ x 40″ signed poster by the cast & crew, signed Blu-ray

$25,000 — *Co-Producer* in credits, set visit in US, VIP at wrap party + premiere + one additional festival, 27″ x 40″ signed poster by the cast & crew, signed Blu-ray

$50,000 — *Executive Producer* in credits, passenger on plane with funny line, set visit in Brazil (or elsewhere), VIP at wrap party + premiere + two additional festivals, 27″ x 40″ signed poster by the cast & crew, signed Blu-ray

$100,000 — *Executive Producer* in credits, speaking role in film as one of "The Gentlemen", set visit in Brazil (or elsewhere), VIP at wrap party + premiere + two additional festivals, 27″ x 40″ signed poster by the cast & crew, signed Blu-ray

**Note — there is no guarantee that an individual will make any money when investing in a film. However, our team is 2/2 when it comes to making our investors money.